John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157 john.lively@1940actlawgroup.com

April 27, 2015

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Mr. Foor:

On February 6, 2015, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 189 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 190 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding two new series portfolios to the Trust – the SMI Bond Fund and the SMI 50/40/10 Fund (the “Funds”).

On your behalf, Debora O’Neal-Johnson provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus:

Summary Section / Principal Investment Strategies – SMI Bond Fund

1.	Comment: Please indicate whether there is a targeted percentage (or range) of the Fund’s assets that will be invested in fixed income investments directly versus indirectly through investments in other investment companies and ETFs. Additionally, please clarify if all direct investments are made by the Fund’s subadviser.

Response: The Trust has revised the disclosure as you have requested.

Mr. Foor

U.S. Securities and Exchange Commission

April 27, 2015

2.	Comment: Please describe the circumstances under which the investment adviser would determine to invest directly in fixed income securities rather than in underlying funds or ETFs.

Response: The Trust has revised the disclosure as you have requested.

3.	Comment: Please clarify whether all direct investments in fixed income securities will be made by the sub-adviser.

Response: The Trust notes in the Prospectus that it “may” delegate investments in fixed income securities to the Subadviser. The Trust has added further disclosure to clarify that the Adviser may also invest directly in fixed income securities.

4.	Comment: The third paragraph states that the Fund may invest in open-end mutual funds and ETFs. Please disclose if any of these investments would include leveraged and/or inverse ETFs and, if so, disclose their associated risks.

Response: The Adviser has confirmed that with regard to the Bond Fund, it would not utilize leveraged and/or inverse ETFs but with regard to the equity portion of the 50/40/10 Fund, such investments may be made. The Trust has revised the disclosure as you have requested.

5.	Comment: The third paragraph states that the Fund may invest in foreign securities. Will the Fund invest in emerging markets securities?

Response: The Adviser has indicated that the Funds (both the SMI Bond and the SMI 50/40/10 Fund) may invest in emerging markets securities. As such, the Trust has revised the disclosure as you have requested.

6.	Comment: The last sentence in the third paragraph seems duplicative to language disclosed in the paragraph above.

Response: The Trust has revised the disclosure as you have requested.

Summary Section / Principal Risks – SMI Bond Fund

7.	Comment: Item (iii) in the risk disclosure on investments in other investment companies states that “ETFs may employ an investment strategy that utilizes high leverage ratios.” If the Fund would invest in such ETFs, please add this to the principal investment strategies section.

Response: The Trust has revised the disclosure as you have requested. See also response to Comment #4 above.

Summary Section – SMI 50/40/10 Fund

8.	Comment: Please address Comments 2 – 7 above, as applicable, with regard to the SMI 50/40/10 Fund.

Response: The Trust has made corresponding revisions for the SMI 50/40/10 Fund, as applicable.

Mr. Foor

U.S. Securities and Exchange Commission

April 27, 2015

9.	Comment: Please disclose in the expense example, that the fee waiver is reflected only for the first year.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: With regard to the Dynamic Asset Allocation Strategy, the disclosure pertaining to the U.S. Equities asset class indicates that the Fund may invest in derivatives such as futures contracts and certain underlying funds may invest in derivatives such as put and call options on stocks and stock indices, and index futures contracts and options thereon. Please confirm whether any other types of derivatives will be used and confirm that the risks associated with those derivatives mentioned are disclosed specifically. The Staff has provided a number of observations concerning disclosure by investment companies in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Specifically, please revise the Fund’s risk disclosure in conformity with the following guidance in the letter: “[T]he disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”

Additionally, please note if the Funds may use derivatives for hedging or speculative purposes

Response: The Adviser has confirmed that the types of derivatives that the Funds may utilize as part of its principal investment strategies are disclosed. The Trust has enhanced its disclosures, where appropriate.

11.	Comment: Please further clarify the meaning of “bond upgrading analysis.” The SMI Bond Fund includes a description of this but the SMI 50/40/10 Fund does not.

Response: The Trust has revised the disclosure as you have requested.

12.	Comment: The Sector Rotation Strategy is described as involving the “Adviser selecting from a proprietary universe of mutual funds and ETFs.” Please explain what is meant by “proprietary universe of mutual funds and ETFs.”

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: The final paragraph in the Investment Strategies section discusses the Sound Mind Investing Newsletter. Is this disclosure something that the Fund deems material to investors? Consider moving the disclosure from the Summary portion of the prospectus to the “Item 9” disclosure if this information is not part of the principal investment strategies.

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Management of the Funds – Subadviser

14.	Comment: The first sentence in this section notes that the Subadviser is managing the fixed income portion of the portfolios. Consider revising this disclosure in that they do not manage the entire fixed income portion of the Funds’ portfolios.

Response: The Trust has revised the disclosure as you have requested.

Mr. Foor

U.S. Securities and Exchange Commission

April 27, 2015

*                    *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively